UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 1, 2015

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated September 24, 2015
•	Press Release dated September 30, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: October 1, 2015	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

Enbridge Gas Distribution Adjusts Rates

TORONTO, ONTARIO — (September 24, 2015) — Enbridge Gas Distribution Inc. (Enbridge) has received approval from the Ontario Energy Board (OEB) for new rates, effective October 1, 2015.

Typical residential customers* who buy their gas supply from Enbridge will see a total bill decrease of about six per cent or $60 a year. As a result, their total bill will be about $882 a year. Natural gas remains the most economical choice for home and water heating in Ontario. Over the past five years, natural gas has been on average over 65 per cent less expensive than electricity and oil**.

“Natural gas continues to provide the best value to our customers, with the typical customer’s total annual bill still less than it was 10 years ago.” says Jamie LeBlanc, Director of Energy Supply and Policy at Enbridge.

Enbridge submits rate adjustment applications every three months to reflect changes in the market price of natural gas and transportation services. The applications are reviewed and approved by the OEB.

For more information on how natural gas rates are set, watch our video.

As the cooler weather approaches, Enbridge reminds customers that there are options to help manage energy bills:

•	Customers can find energy efficiency tips at enbridgegas.com/energyefficiency.

•	Customers who have signed up for myEnbridge can now access their personalized My Home Health Record, which provides natural gas consumption comparisons to similar homes, along with energy saving tips and advice.

•	Customers can register for myEnbridge at enbridgegas.com/myenbridge

•	For qualifying customers:

¡	The OEB’s Low-Income Energy Assistance Program (LEAP) provides emergency financial assistance towards past due energy bills. Learn more about LEAP at www.enbridgegas.com/LEAP.

¡	The Home Winterproofing Program helps residential customers in financial need with free home energy efficiency improvements. Qualifying customers may have free energy efficiency improvements, such as insulation, installed to reduce their energy costs. Learn more at enbridgegas.com/winterproofing.

•	Customers who are having trouble paying their bills should call Enbridge as soon as possible to set up payment arrangements.

About Enbridge Gas Distribution

Enbridge Gas Distribution Inc. has a more than 165-year history and is Canada’s largest natural gas distribution company. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution. Enbridge has ranked as one of the Global 100 Most Sustainable Corporations for the past seven years and was also named as one of Canada’s Top 100 Employers in 2015. Enbridge Gas Distribution and its affiliates distribute natural gas to over two million customers in Ontario, Quebec, New York State and New Brunswick. For more information, visit www.enbridgegas.com or follow us on Twitter @EnbridgeGasNews.

For more information contact:

Scott Foster

1-855-884-5112

enbridgegasmedia@enbridge.com

Enbridge Gas Distribution Inc.

*Calculations are based on the assumption that typical residential customers, who buy their gas supply and transportation from Enbridge, use about 2,400 cubic metres of natural gas a year for home and water heating.

**Natural gas rates are based on Enbridge Gas Distribution Inc.’s residential rates effective October 1, 2015. Electricity rates are based on Toronto Hydro’s Ontario Energy Board approved rates effective as of May 2015 and do not include the Ontario Clean Energy Benefit. Oil prices are based on publicly posted Statistics Canada historical prices as of August 2015. Costs have been calculated for the equivalent energy consumed by a typical residential customer and include all service, delivery and energy charges. HST is not included.

NEWS RELEASE

Enbridge Day 2015 Investment Community Conference to be Webcast

CALGARY, ALBERTA, (September 30, 2015) —Enbridge Inc. (TSX:ENB) (NYSE:ENB) will hold its 17th annual Enbridge Day Investment Community Conference on Wednesday, October 7th in Toronto and Thursday, October 8th in New York. These sessions are designed to provide insight to investors on the business fundamentals, the key priorities of the Company and the business outlook.

The Enbridge Day Conference in Toronto on October 7th will be webcast beginning at 8 a.m. Eastern Daylight Time (6 a.m. Mountain Daylight Time). Interested parties may register for the webcast here.

The webcast will be archived and available for replay approximately two hours after the webcast on the Enbridge Inc. website at enbridge.com/InvestorRelations/Events.aspx. A complete podcast will be available on the website shortly thereafter and a full transcript within approximately 24 hours.

The webcast format will be listen-only with the Q&A portion of the conference held live and on-site in Toronto.

The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 1,600 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power.

Enbridge employs more than 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2015. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White	Adam McKnight
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 266-7922
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com